Exhibit 99.20
November 16, 2021
Board of Directors
Turkcell İletişim Hizmetleri A.Ş (the "Company" or "Turkcell")
Turkcell Küçükyalı Plaza, Aydınevler Mahallesi İnönü Caddesi
No:20 Küçükyalı Ofispark B Blok - Maltepe / İSTANBUL
Attention: Bülent Aksu, Chairman of the Board
Sent by email
Dear Members of the Board of Directors (the "Board"):
We are writing to you in response to your letter of November 12, 2021. Capitalised terms are as defined in our letter of October 28, 2021.
We are disappointed by your response and the decision not to engage with us on our substantive and legitimate concerns and proposals. The concerns we have raised and our proposed solutions are in the interest of the Company and all of its shareholders and other stakeholders. Our proposals focus on bringing Turkcell in line with international governance best practices and improve the alignment of management and shareholder interests. These are topics which should be carefully considered by the Board in discharging its fiduciary duties, as would any serious concern raised by a company's shareholder.
We would have expected the Board, on receipt of our letter, to spend a significant amount of time analysing the validity of these proposals, with a view to implementing some or all of them, instead of dismissing them out of hand within days of receipt. We have a singular agenda, which should coincide with that of the Board: ensuring that Turkcell maximises its value in its interest and that of all stakeholders on a long-term basis. To dismiss our letter and refer us to management to address our questions is to patently disregard matters which are the direct responsibility of the Board. We sought and continue to seek an open and constructive dialogue with the Board.
We urge you, in the strongest possible terms, to reconsider your position and engage with us collaboratively on giving due consideration to our proposals with the aim of enabling Turkcell to achieve its vast potential.
Sincerely,
/s/ Nathan Scott Fine
Nathan Scott Fine
Managing Director
On Behalf of International Mobile Telecom Investment Stichting Administratiekantoor

Board of Directors
Turkcell İletişim Hizmetleri A.Ş
November 16, 2021

/s/ Carla Cico
Carla Cico
Managing Director
On Behalf of International Mobile Telecom Investment Stichting Administratiekantoor

/s/ Maxime Nino
Maxime Nino
Manager
On Behalf of L1T UB Holdings S.à r.l